UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2016

Western Digital Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-08703	33-0956711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3355 Michelson Drive, Suite 100 Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

(949) 672-7000

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Indentures and the Notes

On April 13, 2016, Western Digital Corporation (“Western Digital”) completed an offering of its $1.875 billion aggregate principal amount of 7.375% senior secured notes due 2023 (the “Secured Notes”) and $3.35 billion aggregate principal amount of 10.500% senior unsecured notes due 2024 (the “Unsecured Notes” and, together with the Secured Notes, the “Notes”). The Secured Notes were issued pursuant to the indenture, dated as of April 13, 2016 (the “Secured Notes Indenture”), among (i) Western Digital, (ii) HGST, Inc., WD Media, LLC, Western Digital (Fremont), LLC and Western Digital Technologies, Inc. (the “WD Guarantors”) and (iii) U.S. Bank National Association, as trustee and collateral agent. The Unsecured Notes were issued pursuant to the indenture, dated as of April 13, 2016 (the “Unsecured Notes Indenture” and, together with the Secured Notes Indenture, the “Indentures”), among (i) Western Digital, (ii) the WD Guarantors and (iii) U.S. Bank National Association, as trustee.

Western Digital has deposited the gross proceeds from the offering of each series of Notes into separate segregated escrow accounts (the “Escrow Accounts”). The release of the escrowed funds will be subject to the conditions set forth in the Escrow Agreements (as defined herein) (the “Escrow Release Conditions”). If the consummation of the acquisition of SanDisk Corporation (the “Acquisition”) does not occur on or prior to the Outside Date (as defined in the Indentures), Western Digital must redeem the Notes on the Special Mandatory Redemption Date (as defined in the Indentures) at a price equal to 100% of the initial issue price of the Notes, plus accrued and unpaid interest, if any, to, but not including, the Special Mandatory Redemption Date.

Prior to the satisfaction of the Escrow Release Conditions, each series of Notes and the related guarantees are secured by an exclusive first-priority lien on the funds held in the respective Escrow Account from the issuance of such series of Notes and are the senior obligations of Western Digital and the WD Guarantors, respectively, and rank equally with all of Western Digital’s and each WD Guarantor’s present and future senior indebtedness and rank senior in right of payment to all of Western Digital’s and each WD Guarantor’s present and future subordinated indebtedness. Upon satisfaction of the Escrow Release Conditions, the Notes and the related guarantees will be senior obligations of Western Digital, the WD Guarantors and SanDisk Technologies, Inc. (the “SD Guarantor” and, together with the WD Guarantors, the “Guarantors”), respectively, and will rank equally with all of Western Digital’s, each WD Guarantor’s and the SD Guarantor’s present and future senior indebtedness and rank senior in right of payment to all of Western Digital’s, each WD Guarantor’s and the SD Guarantor’s present and future subordinated indebtedness.

The Secured Notes and related guarantees will be secured on an equal and ratable basis by liens on the same assets that secure indebtedness under the credit facilities into which Western Digital expects to enter in connection with the Acquisition (the “Credit Facilities”) (subject to certain limitations) and, as a result, will be effectively senior to the Unsecured Notes to the extent of the value of the assets that secure the Secured Notes and will be effectively pari passu with obligations under the Credit Facilities and all other existing and future obligations of Western Digital and the WD Guarantors secured by first-priority liens on the assets securing the Secured Notes (subject to permitted liens and certain limitations). The Unsecured Notes and related guarantees will be effectively subordinated to all of Western Digital’s, each WD Guarantor’s and the SD Guarantor’s present and future secured indebtedness (to the extent of the value of the assets securing such indebtedness), including, in the case of Western Digital and the WD Guarantors, the obligations under the Secured Notes and the Credit Facilities. The Notes will be structurally subordinated in right of payment to all present and future indebtedness and all other liabilities of Western Digital subsidiaries that do not guarantee the Notes.

The Indentures contain certain restrictive covenants that will, after the consummation of the Acquisition, limit Western Digital’s and each Guarantor’s ability to, among other things, incur, assume or guarantee additional indebtedness; pay dividends, make distributions or redeem or repurchase capital stock; effect dividends, loans or asset transfers from subsidiaries; create liens; make certain investments; sell or otherwise dispose of assets; place restrictions on the ability of restricted subsidiaries to make payments to Western Digital; consolidate, merge or sell all or substantially all of their assets; and enter into transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The Indentures also contain customary events of default.

The above description of the Indentures is qualified in its entirety by reference to the complete text of the Indentures, copies of which are attached hereto as Exhibits 4.1 and 4.2 and incorporated herein by reference.

Registration Rights Agreements

On April 13, 2016, Western Digital entered into a registration rights agreement related to the Unsecured Notes (the “Registration Rights Agreement”), with the WD Guarantors and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the initial purchasers of the Unsecured Notes.

Pursuant to the Registration Rights Agreement, Western Digital and the Guarantors will (among other obligations), after the consummation of the Acquisition, use commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a registration statement relating to an offer to exchange the Unsecured Notes for registered notes with substantially identical terms and consummate such offer within 365 days after the issuance of the Unsecured Notes. A “Registration Default” will occur if, among other things, Western Digital and the Guarantors fail to comply with this requirement. If a Registration Default occurs, the annual interest rate of the Unsecured Notes will be increased by 0.25% per annum and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such increase exceed 1.00% per annum.

The above description of the Registration Rights Agreements is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibits 4.3 and incorporated herein by reference.

Escrow Agreements

On April 13, 2016, Western Digital entered into an escrow agreement related to the Secured Notes (the “Secured Escrow Agreement”) with U.S. Bank National Association, as trustee under the Secured Notes Indenture, and SunTrust Bank, as escrow agent and securities intermediary, and an escrow agreement related to the Unsecured Notes (together with the Secured Escrow Agreement, the “Escrow Agreements”), with U.S. Bank National Association, as trustee under the Unsecured Notes Indenture, and SunTrust Bank, as escrow agent. Pursuant to the Escrow Agreements, Western Digital deposited the gross proceeds of the sale of the Secured Notes and the Unsecured Notes into the separate Escrow Accounts. The release of the escrowed funds will be conditioned on the consummation of the Acquisition and other conditions set forth in the Escrow Agreements.

The above description of the Escrow Agreements is qualified in its entirety by reference to the complete text of the Escrow Agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2 and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above under the heading “Indentures and the Notes” is incorporated herein by reference.

Item 3.03.	Material Modifications to Rights of Security Holders.

The Indentures contain covenants that limit the ability of Western Digital and its restricted subsidiaries to, among other things, pay dividends or make other distributions in respect of capital stock. These covenants are subject to a number of important limitations and exceptions.

The above description of the Indentures is qualified in its entirety by reference to the complete text of the Indentures, copies of which are attached hereto as Exhibits 4.1 and 4.2 and incorporated herein by reference.

Item 8.01.	Other Events.

On April 13, 2016, Western Digital announced that it had closed its previously announced offering of $1.875 billion of senior secured notes and $3.35 billion of senior unsecured notes. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4 referenced below. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016 and by Amendment No. 2, dated February 5, 2016, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement/prospectus on February 5, 2016. Western Digital and SanDisk began to mail the definitive joint proxy statement/prospectus to their respective shareholders on February 5, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Indenture relating to the Secured Notes (including form of the Secured Note), dated as of April 13, 2016, among Western Digital, the WD Guarantors and U.S. Bank National Association, as trustee and collateral agent.

4.2	Indenture relating to the Unsecured Notes (including form of the Unsecured Note), dated as of April 13, 2016, among Western Digital, the WD Guarantors and U.S. Bank National Association, as trustee.

4.3	Registration Rights Agreement relating to the Unsecured Notes, dated as of April 13, 2016, among Western Digital, the WD Guarantors and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the initial purchasers of the Unsecured Notes.

10.1	Escrow Agreement relating to the Secured Notes, dated as of April 13, 2016, among Western Digital, U.S. Bank National Association, as trustee under the Secured Notes Indenture, and SunTrust Bank, as escrow agent and securities intermediary.

10.2	Escrow Agreement relating to the Unsecured Notes, dated as of April 13, 2016, among Western Digital, U.S. Bank National Association, as trustee under the Unsecured Notes Indenture, and SunTrust Bank, as escrow agent.

99.1	Press Release of Western Digital, dated April 13, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Digital Corporation

Date: April 13, 2016	By:	/s/ Michael C. Ray
Michael C. Ray
Executive Vice President, Chief Legal Officer and Secretary